Mail Stop 3561

March 6, 2007

Mr. Terence Ho, Director
Sunburst Acquisitions V, Inc.
P.O. Box 3831
General Post Office
Hong Kong
The People's Republic of China

Re: Sunburst Acquisitions V, Inc.
Form 10-KSB/A for the Fiscal Years Ended April 30, 2006 & 2005
Form 10-QSB/A for the Fiscal Quarter Ended January 31, 2006
File No. 000-24483

Dear Mr. Ho:

We have reviewed your response filed on September 11, 2006, and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaddressed Request

1. We note that you have not provided the written acknowledgement requested at the end of our previous comment letter dated August 28, 2006. Please file the requested language in a letter on EDGAR as correspondence so that we may complete our review of your filings.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies